May 11, 2023

Mr. Paul Cline
Mr. Robert Telewicz
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission

Re: Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2022
Filed February 28, 2023
File No. 001-13145

Dear Mr. Cline and Mr. Telewicz:
We are responding to your comment letter dated April 28, 2023, to Jones Lang LaSalle Incorporated (the “Company”, “JLL”, “we”, “our” or “us”), with respect to the above referenced document.
For ease of reference, we have repeated the comments of the Securities and Exchange Commission Staff in italics directly preceding our response.

Form 10-K for the year ended December 31, 2022
Item 8. Financial Statements and Supplementary Data
Revenue Recognition
Work Dynamics, page 82
We note your disclosure that pricing for workplace management contracts typically includes a management fee and, in many instances, an incentive fee or other form of variable consideration. We further note that you generally act as principal for workplace management contracts with respect to third-party vendors and subcontractors engaged to deliver operational services to your clients' facilities. Please provide us with more information regarding the structure of your workplace management contracts, including the terms of any fees earned by you under the contracts. In your response, please tell us whether the terms of your contracts specifically require the customer to reimburse you for amounts paid to third-party vendors and subcontractors and include an example of the contract terms in your response.

Response: As previously described in our 2022 Form 10-K, our Workplace Management services represent “a series of daily performance obligations delivered over time.” Further, we disclose that “[p]ricing generally includes a management fee and, in many instances, an incentive fee or other form of variable consideration.”
Management fees are typically structured as either a fixed monthly price for an agreed-upon scope of work or a contractual markup to third-party and contractor spend that we manage. These fees are recognized as revenue over time as performance obligations are satisfied. In addition, our fees may be inclusive of – or distinct from – costs related to client-dedicated personnel, subcontractors and third-party vendors for which we are reimbursed. When distinct, such costs are reimbursed separately from our management fee. Our accounting for reimbursed costs associated with third-party vendors and subcontractors is described further below in our response.
Sample contract language describing an all-inclusive management fee is as follows:
“Pricing is all-inclusive and covers every aspect of the project. All-inclusive annual rates are as follows: 20X2 - $XX million, 20X3 - $XX million, 20X4 - $XX million”
Sample contract language describing a management fee (calculated as a percentage of managed costs) separate and distinct from third-party vendor and subcontractor costs for which we seek reimbursement is as follows:
“Management fee is calculated as X% multiplied by Total Monthly Spend managed by JLL. Total Monthly Spend is defined as all managed expenses, including costs of subcontractors and third-party vendors, in scope for the management of the facilities covered by this agreement.”
Workplace Management contracts may also provide for variable fees, which are typically earned by performing favorably with respect to agreed-upon key performance indicators (such as a shared savings target or client satisfaction score). Variable consideration can also be structured to penalize JLL for missed savings targets or the failure to achieve contractual operational metrics; in these instances, a portion of our fee is considered “at-risk” until resolution of certain facts or events occurs. Regardless of the upside or downside nature of the incentive compensation, we assess variable fees independently for each contract and consider the probable outcome against relevant performance measures. Ultimately, we recognize variable fees as revenue if the achievement of performance measures is probable and if material reversal of such revenue is unlikely. Sample contract language describing a variable fee is as follows:
“JLL’s performance shall be assessed quarterly against the metrics defined in the service-level agreement as well as key performance indicators (KPIs) described in this agreement. Based on JLL’s score against these metrics and KPIs, JLL may earn up to an additional $XXX for each performance period, as outlined in the appendix.”

As further described in our 2022 Form 10-K: “we generally act as principal for our Workplace Management contracts with respect to third-party vendors and subcontractors engaged to deliver operational services to our clients' facilities. In these situations, we control the services provided by such third-party vendors and subcontractors prior to the transfer of the services to the client. As a result, the third-party costs incurred on behalf of our clients, along with the corresponding reimbursement revenue, are presented gross on our Consolidated Statements of Comprehensive Income.”
We consider a variety of factors to determine whether we act as principal with respect to third-party vendor and subcontractor costs. These factors include, but are not limited to, instances where we:
•Bear non-performance risk (meaning, if a vendor or sub-contractor fails to perform, we are responsible to satisfy the obligation);
•Are the primary obligor in the arrangement (this typically means that JLL contracts directly with the vendor or subcontractor, versus facilitating agreements directly between the vendor and JLL’s ultimate client);
•Add meaningful value to the goods or services, or are meaningfully involved in designing product/service specifications, before delivery to the client;
•Have discretion in vendor selection.
As described above, when we conclude that we act as principal with respect to third-party vendors and subcontractors, we present the associated costs incurred on behalf of our clients, along with the corresponding reimbursement revenue, gross on our Consolidated Statements of Comprehensive Income. This gross treatment applies to both directly-reimbursed costs (for which management fees are typically contractually described separately and distinctly from costs for which we seek reimbursement) and indirectly-reimbursed costs (for which management fees are all-inclusive of associated costs). Sample contract language in an arrangement where we act as principal with respect to vendors and subcontractors and are reimbursed for such costs is as follows:
“JLL will be principal for Facilities Management services, will enter into contracts directly with vendors/subcontractors, and will make payment to vendors/subcontractors. [Client] will reimburse JLL after JLL provides routine, timely requests to the [Client] along with agreed documentation for reimbursement in advance of funding vendor payments.
JLL is responsible for the performance or nonperformance of its subcontractors as if such performance or nonperformance were that of JLL.”

To improve the clarity of our disclosures, the Company proposes to revise its future filings, beginning with our 2023 Form 10-K, by replacing the language in Footnote 2, Summary of Significant Accounting Policies, under the header “Work Dynamics” and sub-header “Workplace Management” in its entirety with the following:
“Workplace Management provides comprehensive, on-site day-to-day real estate management services to corporations and institutions across a broad range of industries that outsource the management of the real estate they occupy. Contract pricing can include multiple elements, such as a management fee or an incentive fee or other form of variable consideration. In addition, these fees may be inclusive of – or distinct from – the reimbursement of costs related to client-dedicated personnel, subcontractors and third-party vendors for which we are reimbursed. When distinct, such costs are reimbursed separately from our management fee.
Management fees are typically structured as a fixed monthly price for an agreed-upon scope of work or are determined by applying a contractual markup to spend associated with fulfilling our Workplace Management contracts. As these fees represent a series of daily performance obligations delivered over time, we recognize revenue each period for fees related to the services we perform.
Many contracts also include variable consideration, which is typically earned as an incentive fee when we perform favorably with respect to agreed-upon key performance indicators (“KPI”), but may also be structured as an at-risk fee where we are penalized for failing to achieve a KPI. Examples of KPIs include shared savings targets, service quality benchmarks, timely work order completion statistics and client satisfaction scores. Regardless of the upside or downside nature, we assess variable consideration independently for each contract and, when appropriate, recognize such fees as revenue when the achievement of the KPI is probable and material reversal of such revenue is unlikely.
Because we control and direct the work of client-dedicated employees, we present the associated compensation and benefits expense as well as the corresponding revenue gross on our Consolidated Statements of Comprehensive Income. Similarly, when we act as principal with respect to third-party vendors and subcontractors engaged to deliver operational services to our client, we control and direct these third-party activities prior to the transfer of services to the client and accordingly present the costs we are reimbursed for as well as the corresponding revenue as gross. For contracts where we do not control and direct third-party services delivered to the client, we act as the client’s agent and report revenue net of such costs.”

Should you have any questions regarding this matter, please contact me at (312) 228-2228.

Sincerely,
/s/ Karen Brennan
Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Incorporated

cc:     Alan Tse, Chief Legal Officer, Jones Lang LaSalle Incorporated
Benjamin Hawke, Chief Accounting Officer, Jones Lang LaSalle Incorporated